August 2, 2007

**BY FIRST CLASS MAIL**

George J. Zornada, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
One Lincoln Street
Boston, MA 02111

Re:     Credit Suisse Alternative Capital Long/Short Equity Fund, LLC
        (333-144301; 811-21658)

        Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC
        (333-144302; 811-21641)

        Credit Suisse Alternative Capital Multi-Strategy Fund, LLC
        (333-144304; 811-21657)

        Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC
        (333-144300; 811-21644)

Dear Mr. Zornada:

        We have reviewed the registration statement for Credit Suisse Alternative Capital
Long/Short Equity Fund, LLC; Credit Suisse Alternative Capital Long/Short Equity Institutional
Fund, LLC; Credit Suisse Alternative Capital Multi-Strategy Fund, LLC; and Credit Suisse
Alternative Capital Multi-Strategy Institutional Fund, LLC (collectively the "Funds" and
individually a "Fund") filed on Form N-2 on July 3, 2007 in connection with the registration of
Limited Liability Company Interests.  In a letter dated July 16, 2007 you requested selective
review of these registration statements citing Securities Act Release No. 6510 (Feb. 15, 1984).
Based on our review of the registration statements, we have the following comments.  The
captions we use below correspond to the captions the Funds use in their registration statements.
Please note that the comments we give in one section are applicable to other sections of the
registration statements that contain similar disclosure.

<u>**PROSPECTUS**</u>:

**Summary of Fees and Expenses**

1.      The sum of the figures reflected in the line items Management Fees and Other expenses in the Annual Expenses section of the fee table do not add up to the figures reflected on the Total Annual Fund Operating Expenses line item of the table.  Please revise the figures in this section to accurately reflect the expenses of the Funds.

2.      The Fee Waiver and/or Expense Reimbursement line item and the Net Expenses line item appear above the Acquired Fund (Hedge Fund) Fees and Expenses line item.  Consistent with the guidance provided in the letter from Barry D. Miller, Associate Director, Division of Investment Management, to Craig S. Tyle, Esq., General Counsel, Investment Company Institute (Oct. 2, 1998), please move the the Fee Waiver and/or Expense Reimbursement line item and the Net Expenses line item to the bottom of the fee table below the Acquired Fund (Hedge Fund) Fees and Expenses line item and the Total Annual Fund Expenses line item.

3.       The first two sentences of footnote (5) to the fee table state that fee waivers and/or expense reimbursements are based on actual waivers and reimbursements for the fiscal year ended March 31, 2007 and that actual waivers and reimbursements would be different, and possibly substantially different, in the absence of such reimbursement by the Adviser and may therefore differ from expense reimbursements reflected in the Financial Highlights section. Since the waiver/reimbursement discussed in the first sentence of the footnote is no longer in effect, please delete the first sentence of the footnote.  In addition, the second sentence is confusing and unclear.  Per our July 27, 2007 telephone conversation, you agreed to revise the second sentence to reflect that actual expenses (rather than actual waivers and reimbursements) would be different in the absence of reimbursements by the Adviser.

**Use of Proceeds**

4.      Please disclose in this section how long it is expected to take to fully invest the net proceeds of the offering in accordance with the Funds' investment objectives and policies. <u>See</u> Item 7.2 of Form N-2.

**Appendix C: Performance Information**

5.       The second sentence of the first paragraph states, "because the Multi-Strategy Fund includes event driven, tactical trading and relative value strategies which make up portions of the Multi-Strategy Fund portfolio, this Appendix C presents past performance information for all private investment funds, unless otherwise noted, in each of the event driven, tactical trading and relative value strategies that the Adviser manages having substantially similar investment objectives, policies and strategies."  In addition, the last sentence of the first bullet point within the third paragraph states, "in the case of the Multi-Strategy Fund, the composites other than the

multi-strategy composite reflect strategies constituting a portion of the overall Multi-Strategy Fund portfolio." These sentences suggest that the Multi-Strategy Composite includes accounts that have investment strategies that constitute only a portion of the overall investment strategies of the Multi-Strategy Fund. Since such accounts would not have principal investment strategies that are substantially similar to the Multi-Strategy Fund's principal investment strategies, please revise the Multi-Strategy Composite to delete such accounts or explain how their inclusion is consistent with Nicholas Applegate Mutual Funds (pub. avail. Aug. 6, 1996).

## STATEMENT OF ADDITIONAL INFORMATION

### Fundamental Policies

6.      Please describe the Funds' policies with respect to concentrating investments within a particular industry or group of industries. See Item 17.2(e) of Form N-2.

## GENERAL COMMENTS

7.      Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

8.      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

9.      If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

10.      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

11.      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

12.      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all

facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Funds requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,


Christian T. Sandoe
Senior Counsel